April 10, 2015

Asen Parachkevov,

Attorney Adviser

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlueArc Multi-Strategy Fund Registration Statement on Form N-2, File Number: 811-23017

Dear Mr. Parachkevov:

BlueArc Multi-Strategy Fund (the "Fund" or "Registrant") filed a registration statement on Form N-2, to register the Fund pursuant to Section 8(b) of the Investment Company Act of 1940 ("1940 Act"). The Fund's shares will be offered only pursuant to the exemptions provided by Rule 506 under Section 4(a)(2) of the Securities Act of 1933 Act ("1933 Act"). You provided comments to such filing in a letter dated January 21, 2015. The Registrant notes that on December 23, 2014, it filed a post-effective amendment primarily for the purpose of revising disclosures relating to one of the co-advisers that was replaced and renamed pursuant to a merger. The Registrant notes that since the Registration Statement was effective upon filing it will disregard comments related to pre-effective amendments and requests for acceleration of effectiveness. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response

The Registrant acknowledges that the SEC staff may have additional comments depending on the responses supplied. The Registrant notes that it believes the filing was complete and did not contain blanks or other items of a to-be-supplied nature.

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2.	Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

Response

Registrant has not filed, and does not expect to file for any exemptive or no-action relief.

3.	Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response

The Registrant so confirms.

4.	In your response letter, please confirm whether the Fund will advertise a specified distribution rate or yield.

Response

The Registrant will not advertise a specified distribution rate or yield.

5.	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response

FINRA has not performed such a review. The Registrant is not aware of any requirement for FINRA review of the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Cover Page

6.	Please add a statement that there is no secondary market for the shares of the Fund and the Fund expects that no secondary market will develop.

Response

The Registrant has added a statement to the cover page that there is no secondary market for the shares of the Fund and the Fund expects that no secondary market will develop.

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Summary of Terms

The Fund

7.	The disclosure states that the Fund intends to make periodic tender offers to repurchase 5% of its shares. Please also state that the Fund's board of directors may terminate the repurchase program at any time and that investors cannot require that the Fund repurchase their shares.

Response

The Registrant has amended disclosures to state that the Board may temporarily suspend the repurchase program. The Registrant will not terminate the repurchase program because that would eliminate the means for shareholders to liquidate their investment.

Investment Objective and Policies

8.	Please disclose that, pending investment of proceeds from the offering in accordance with the Fund's objectives and policies, the Fund may invest up to 100% of its assets in cash, money market and short-term fixed-income mutual funds. Does the Fund intend to enter into derivative or similar transactions for hedging or investment purposes?

Response

The Registrant notes that such disclosure is presently made under "Use of Proceeds." The Registrant has no intention to enter into derivative or similar transactions for hedging or investment purposes.

9.	As the Fund has two co-advisers, please explain for what portion or aspect of the Fund's investment strategies each co-adviser is responsible. Please clarify how investment decisions are made, i.e. discuss whether each co-adviser is responsible for a portion of the strategy, whether each can execute investment decisions independently or whether each investment decision has to be approved by both co-advisers.

Response

The co-advisers are jointly responsible for the Fund's investments. The Registrant has amended the disclosures to include "jointly" to further describe investment decisions as made by the co-advisers.

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10.	In your response letter, please explain whether the Fund intends to borrow for investment purposes.

Response

The Registrant has no present intention to borrow for investment purposes.

Underlying Funds

11.	Please add a summary of the Underlying Funds' main strategies that are described later in the Prospectus (on page 17). Please disclose whether the Fund intends to invest in hedge funds domiciled or operating outside of the United States. Please clarify if the Fund expects to invest in commodity pools or other pooled investment vehicles that do not invest in securities.

Response

The Registrant has added a summary of the Underlying Funds' main strategies and disclosure that some may be foreign. The Registrant notes that investment in foreign funds and commodity related investment is presently disclosed.

12.	Please include additional disclosure regarding the typical compensation structure of hedge fund advisers.

Response

The Registrant notes that present disclosure captures hedge fund advisory and performance fees. The Registrant does not believe it can characterize a compensation structure as typical, but notes that present disclosure describes ranges of compensation structures.

13.	In your response letter, please explain whether the Fund has a policy to invest in Underlying Funds whose advisers are subject to Rule 206(4)-2 (the "Custody Rule"). If the Fund has flexibility to invest with underlying advisers who are not subject to the Custody Rule, please disclose the applicable risks and the manner in which the Fund and its co-advisers intend to mitigate such risks. Please disclose general risks relating to custody of the Fund's and the Underlying Funds' assets.

Response

The Fund may invest in Underlying Funds whose advisers are not subject to Rule 206(4)-2 (the "Custody Rule"). The Registrant has amended risk disclosures to include "Custody Risk," but does not believe co-adviser intent to mitigate such risks can be meaningfully stated beyond the description of the vetting process employed by the co-advisers. The Registrant does not believe custody risk is a principal investment risk.

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Summary of Risks

14.	Please revise the risks disclosures to clearly identify the risks that apply to the Underlying Funds' investments and strategies and those that directly arise from an investment in the Fund.

Response

The Registrant has reviewed existing risk disclosures, and believes this dichotomy is presently disclosed by the context of disclosures including recitations describing the fund-of-funds nature of the Fund's investment strategy as an introduction to risk disclosures.

15.	Derivatives Risk. Please disclose that to the extent Underlying Funds invest in derivatives that are sold over the counter, the Fund will be exposed to counterparty risk. If the Fund intends to invest in derivatives directly, please make certain that disclosures relating to the Fund's use of derivatives is consistent with guidance issued by the Staff, as articulated in Barry Miller's letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response

Registrant has reviewed the prospectus and derivatives-related risks disclosures after consideration of the Miller letter. The Registrant believes derivative risks are presently disclosed in a manner consistent with the principals outlined in the Miller letter.

16.	Foreign Investment Risk. Please add risk disclosures regarding investing in emerging markets, if applicable to the strategies utilized by the Underlying Funds.

Response

The Registrant notes emerging markets risk is presently disclosed.

17.	Please include additional risk disclosures regarding investment in below investment grade securities and clearly state that such investments are often referred to as "junk."

Response

The Registrant notes junk bond risk is presently disclosed.

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18.	Please include additional disclosures regarding short sale risks.

Response

The Registrant has included additional disclosures regarding short sale risks.

19.	Issuer and Non-Diversification. Please clarify that the Underlying Funds may be concentrated in a particular sector or industry and that the Underlying Funds may also be non-diversified.

Response

The Registrant believes these risks are presently disclosed at the Fund level and that to repeat at the Underlying Fund level would be redundant. As to sector or industry concentrations, the Registrant notes that the Fund is not concentrated as per its fundamental policies; and that it does not believe sector concentration is a principal risk.

20.	Leverage Risk. Please clarify that the Underlying Funds are not limited in the amount of leverage that they may incur. Please disclose that the Fund's ability to borrow is limited by the provisions of the 1940 Act; please briefly describe such limitations.

Response

The Registrant has amended Underlying Fund leverage disclosures to describe them as unlimited and revised Fund-level disclosure to note that the Fund's ability to borrow is limited by the provisions of the 1940 Act including by reference to 1/3 of assets.

21.	Repurchase Policy Risks. Please disclose that NAV calculations by the Underlying Funds are subject to later adjustment and that, as a result, to the extent there are such subsequent adjustments, the value of the Fund's shares may be adversely affected if investors effected repurchases of their shares at a Fund NAV that took into account a higher valuation that the adjusted amount. Please also disclose the converse risk of effecting a repurchase when the Fund's NAV takes into account a lower valuation of its interest in a particular Underlying Fund that is later on subject to adjustment.

Response

Because of the multi-stage nature of repurchase payments, the Registrant believes the potential risks described above are mitigated and, therefore, the Registrant believes such disclosures would be inappropriate and potentially misleading to shareholders.

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22.	Underlying Funds Risk. Please include additional disclosures regarding risks of investing in private funds. For example, please disclose risks associated with limited operating histories, additional fees, incentive compensation risks, lock-ups, gates, fair value issues, side pockets, in-kind distributions, etc.

Response

The Registrant believes the principal risks of Underlying Funds, generally as well as the items described above are presently disclosed, with the exception of limited operating history. The Registrant has amended disclosures to include limited operating history.

Conflicts of Interest

23.	Please add disclosure regarding potential conflicts arising from the co-advisers' management of their own accounts and other accounts. Please provide a description of the investment allocation policies of the co-advisors and explain the methodology that is utilized to allocate opportunities between the Fund and other accounts with similar investment objectives that are managed by the co-advisers or members of senior management of the co-advisers.

Response

The Registrant has amended disclosures to include pro-rata allocation of trades to bring greater clarity to the existing disclosures; and notes potential co-advisers conflicts of interest are presently disclosed.

Closed-End Fund Structure

24.	Please clearly state that investors in the Fund will not be permitted to redeem their investment from the Fund outside of the Fund's limited repurchase program. Please also describe any limitations on transferability of the Fund's shares.

Response

The Registration Statement presently discloses substantial restrictions on transferability on the cover page, and under the section entitled Repurchases and Transfers of Shares and under the sub-section entitled Transfers of Shares.

Private Placement of Shares

25.	Please disclose any placement agent fees payable by the Fund to the distributor, including whether there is a maximum percentage of such fees.
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Response

The Registrant notes the Fund does not pay any placement agent fees.

Valuation

26.	Please clarify if the Fund will compute NAV as of the first business day following each month-end and whether such computations will be available to investors. As the Fund has the flexibility to make investment directly, please include disclosures regarding valuation of such direct investments.

Response

The Registrant notes that computations are not available to shareholders; therefore, no such disclosure is made. The Registrant notes that the valuation of direct investment is presently disclosed and that it has amended disclosures to set NAV calculation and closing day each to the last business day of the month.

Repurchase of Shares

27.	The section states that "investors do not have the right to require the Fund to redeem their Shares." Please replace the term "redeem" with "repurchase."

Response

The Registrant has made the requested edits.

28.	Please disclose the Fund intends to implement the repurchase program by issuing promissory notes to investors who tender their shares. Briefly disclose the payment mechanics applicable to such notes, including any audit holdbacks.

Response

The Registration Statement discloses payment mechanics applicable to such notes under the section entitled Repurchases and Transfers of Shares.

Summary of Fund Expenses

29.	Please disclose in the footnotes to the Fee Table the assumptions on which you base the amounts in the Fee Table: (i) amount of shares sold in the 12 months following effectiveness of the Registration Statement, (ii) net offering proceeds, (iii) average net assets, and (iv) borrowings.

Response

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The Registrant notes that the footnotes presently disclose that the amounts in the Fee Table are "[e]stimated for the first 12 months of Fund Operations." Registrant is not aware of any requirement to provide further details regarding the calculation of such estimates. The Registrant notes that a good faith estimate was provided by Fund management.

30.	In footnote 2 to the Fee Table, please state the assumptions made for the purposes of calculating Acquired Fund Fees and Expenses, specifically the fee structures of the Underlying Funds and the assumptions used for the calculation of performance fees payable to Underlying Funds.

Response

The Registrant notes that the footnotes presently disclose that the amounts in the Fee Table are "[e]stimated for the first 12 months of Fund Operations." Registrant is not aware of any requirement to provide further details regarding the calculation of such estimates, but notes that a good faith estimate was provided by the co-advisers.

31.	In various sections of the Prospectus, it is stated that Fund may borrow from a line of credit in order to effect repurchases of the Fund's shares. Please include a line item in the fee table for "Interest Payments on Borrowed Funds" to reflect the anticipated costs of such credit facility, including any fees that are chargeable on unused portions of the line of credit (if applicable). Please also include in such line item any costs associated with borrowings for investment purposes.

Response

The Registrant does not anticipate any such borrowing and, therefore, has not included a line item in the fee table.

Use of Proceeds

32.	The section states that the net proceeds, after payment of any sales load, will be invested in accordance with the Fund's investment objective as soon as practicable after each Closing Date. Please remove the reference to "sales loads," as there are no sales load charges in the Fund's fee table or otherwise disclosed elsewhere in the Registration Statement. Furthermore, if the Fund expects the investment period to exceed three months, please state the reasons for any expected delays.

Response

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The Registrant has removed references to sales loads, and has not included disclosures regarding expected delays as it does not expect any delay in investing to exceed three months.

Investment Objective, Policies and Strategies

Other Information Regarding Investment Strategy

33.	The section states that the Fund "may, from time to time, take defensive positions that are inconsistent with the Fund's principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the co-advisers may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents ..." Please clarify that given the illiquid nature of the Fund's investments in Underlying Funds, the Fund's ability to take defensive positions may be substantially limited.

Response

The Registrant has made the requested amendment.

34.	The disclosure states that "while awaiting an opportunity to make Underlying Fund investments, the co-advisers may select mutual funds that are managed with an investment objective of seeking returns similar to the performance of one or more Underlying Fund strategies." Please reconcile this statement with the narrower mandate in the "Use of Proceeds" section on pages 14-15.

Response

The Registrant has amended use of proceeds disclosures to include mutual funds as described above.

35.	The disclosure states that the Fund intends to borrow for investment purposes. Please include the cost of such borrowed funds in the Fee Table.

Response

The Registrant has no present intention to borrow and, therefore, has not included a line item for borrowed funds in the Fee Table.

36.	It is disclosed that that the Fund may "be deemed to incur economic leverage embedded in instruments in which it may invest." Please clarify whether the Fund intends to invest in derivative instruments directly and include appropriate disclosures in the sections describing the Fund's investment strategies. See Comment 16 above.
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Response

The Fund does not intend to invest in derivatives directly and believes present disclosures are consistent with this practice.

37.	The section states that the Fund may engage in "short-term trading strategies." Please clarify what strategies are intended: is it short-term direct investments by the Fund or short-term investments in Underlying Funds?

Response

The Registrant notes that present disclosures indicate, generally, that the Fund may engage in such strategies, and that this is not necessarily limited to any particular type of investment as such strategies are not "generally" part of the Fund's strategy, and would be employed "when investment considerations warrant." Registrant believes existing disclosures describe the nature of short-term trading strategies that the Fund may employ.

Risk Factors

38.	Underlying Funds Risk. It is stated that "Underlying Funds are not entitled to the protections of the 1940 Act." Please revise the disclosure to state that investors in the Underlying Funds, such as the Fund, are not afforded such protections.

Response

The Registrant has made the requested revision.

Management of the Fund

39.	The section only discloses the 1.50% aggregate management fee payable to the co-advisers. Please disclose what each co-adviser will be paid. Furthermore, the draft advisory contract attached as Exhibit 99.2(g) also states only the aggregate management fee of 1.50%. Please revise the contract to state the percentage payable to each co-adviser. With respect to the annual approval of advisory contracts, please confirm how any Section 15 issues are handled and if there are any special issues using one contract for the co-advisers. Also, how will the Board be evaluating the performance of each co-adviser for the annual approval process?

Response

The Registrant has revised disclosures to clarify the equal payment to each co-adviser. The Registrant notes that the contract presently states an equal payment.

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The Registrant will review renewal of the co-advisory agreement consistent with Section 15 requirements and anticipates evaluating the co-advisers jointly.

40.	The disclosure states that a discussion regarding the basis of the Board of Trustees' initial approval of the Investment Management Agreement will be available in the Fund's initial annual or semi-annual report to shareholders. Please provide the period covered by the relevant shareholder report and the expected filing date for such reports.

Response

The Registrant has amended disclosures to note that the initial report will be the annual report to shareholders for the fiscal year ended April 30, 2015. The Registrant will file the report pursuant to the requirements of the 1940 Act.

Prior Performance of Co-Advisers

41.	The section states that the co-advisers are responsible for managing other accounts for clients, a portion of which are invested using the same investment strategy as the Fund. The section also states that the Private Fund Account is the only account of the co-advisers that is substantially similar to the Fund. Please confirm whether there are other accounts co-managed by the co-advisers whose policies, strategies and objectives are substantially similar to the policies, strategies and objectives of the Fund.

Response

The Registrant confirms that that the Private Fund Account is the only account of the co-advisers that is substantially similar to the Fund.

42.	Please move to a separate paragraph the statement that prior performance represents the historical performance for similarly managed accounts.

Response

The Registrant has made the requested edit.

43.	Please confirm that the same team of portfolio managers is responsible for managing the Private Fund Account.

Response

The Registrant so confirms.

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44.	The Staff notes that the Private Fund Account's inception date is April 1, 2014. Please state whether the performance information is unaudited and subject to change. Further, please explain to the Staff whether the presentation of monthly returns for such short performance period is consistent with no-action precedents; see e.g. Nicholas-Applegate Mutual Funds (pub. avail. Sept. 28, 1995).

Response

The Registrant believes presentation is consistent with the standardized performance presentation guidance of no-action precedents because it presents the since-inception element, which is the only portion of Fund performance within the presentation guidance. The Registrant notes that it does not believe other performance information, such as monthly, is prohibited given existing no-action precedents.

Portfolio Managers

45.	Please ensure that each portfolio manager's business experience during the past 5 years is provided by explicitly stating the dates for each position in which each portfolio manager served in the past 5 years.

Response

The Registrant has provided such disclosures using the customary month/year format.

Estimated Fund Expenses

46.	The disclosure states that, among other categories of expenses, the Fund is responsible for "membership fees in trade associations." Please explain why it is appropriate for the Fund to incur such fees. You may wish to include in your response examples of trade associations in which fund of funds or hedge funds participate as members.

Response

The Registrant notes that funds may join groups such as the Investment Company Institute and a decision that such a membership provides valuable information to the Fund is at the discretion of the Board of Trustees.

47.	The section states that the estimate of $2,600,000 in annual Fund operating expenses is based on the anticipated size of the Fund. Please clarify state the anticipated size.
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Response

The Registrant has included an estimate of Fund size.

Determination of Net Asset Value

48.	The section states that each share is offered at NAV "plus the applicable sales load." There are no sales load charges in the Fund's fee table or otherwise disclosed elsewhere in the Registration Statement. Please ensure that the disclosures are consistent and all sales loads and other fees incurred by investors are consistently described in all sections of the Registration Statement.

Response

The Registrant notes that it has removed disclosures related to load that were inadvertently left in the Registration Statement.

49.	Please describe how investments in Underlying Funds are valued. This section tends to focus on investments in publicly traded securities, which are not the main focus of the Fund's investment strategies.

Response

The Registrant believes that a discussion of Underlying Fund fair value method of valuation is presently disclosed and inclusion of valuation of other types of assets aids the reader by providing a contrast to the fair value method employed by the Registrant.

Repurchase and Transfers of Shares

50.	Repurchases of Shares. This section states that repurchases are limited to 25% of the net assets of the Fund, while prior disclosures state that the Fund will make periodic offers to repurchase 5% of its shares. Please reconcile.

Response

The Registrant believes the present disclosures accurately describe the Fund's intended repurchase policy, "generally, 5% quarterly," and range of expected repurchase offers (up to 25%). The Prospectus provides, in relevant part, "[e]ach such repurchase offer will be generally limited to up to 25%."

Distribution Policy

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51.	It is disclosed that Fund distributions may include a portion that is a "tax-free" return of capital. Please remove the reference to "tax-free" return and add disclosure in this section providing that a return of capital is a return to the Fund's stockholders of a portion of their original investment in the Fund. In addition, explain the consequences of return of capital distributions, i.e., that the distribution actually constitutes the return of the shareholder's original investment, that while not currently taxable, will lower his or her basis in the Fund, which may subject the shareholder to tax consequences in the future in connection with the sale of fund shares, even if sold at a loss to the shareholder's original investment.

Response

The Registrant has amended disclosures as suggested.

52.	Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response

The Registrant has no present intention of reporting a distribution yield.

PART B

Fundamental Policies

53.	Under fundamental policies (4), it is disclosed that the Fund may invest in restricted securities and may underwrite securities of other issuers, only insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in connection with the disposition of its portfolio securities. It is also disclosed that the Fund may purchase or sell commodities, commodity-linked instruments, and sell foreign currency contracts (see fundamental policies (4)) and also purchase or sell real estate (see fundamental policies (5)). To what extent does the Fund anticipate employing such strategies in achieving its investment objectives?

Response

The Registrant believes the principal investment strategy disclosures presently address these types of investments and that the Registrant is unable to forecast a percentage-based allocation or other measurement of allocation beyond existing strategy disclosures. The fundamental policies are designed to preserve flexibility for

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evolving investment opportunities, and all current and intended strategies are fully disclosed.

Other Information about Determination of NAV

54.	Please include disclosure emphasizing the fact that substantially all of the Fund's investments will be Level 3 investments for ASC 820 purposes.

Response

The Registrant has amended disclosures to emphasize level 3 assets.

Portfolio Managers

55.	Please describe the structure of, and the method used to determine, the compensation of each portfolio manager as required by Item 21.2 of Form N-2.

Response

The Registrant notes portfolio manager compensation was inadvertently omitted and has been included.

* * * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
•	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP